Exhibit 3

For Immediate Release	9 March 2017

WPP PLC (“WPP”)

LEAP 2012-16

•	LEAP is the co-investment, performance-based, management incentive compensation plan requiring substantial, long-term investment by the participants
•

Calculation of share allocations to all LEAP participants (19 senior executives who all had to commit shares to participate) based on formula and comparator group approved June 2009 by 83% share owner vote

•	Last investment and performance period for LEAP which was superseded by EPSP scheme with a reduced opportunity approved by share owners in June 2013
•	Relates to five year performance period 2012-2016 over which:

○	Market capitalisation increased by £14.71bn ($15.44bn) or 172.0% from £8.55bn ($13.27bn) to £23.26bn ($28.71bn) while the FTSE 100 rose 28.2%
○	£1,000 invested in WPP on 1 Jan 2012 increased to £2,688 by end of 2016 compared with £1,282 if invested in FTSE 100 – a six times greater increase
○	Total Shareholder Return as defined and approved in the LEAP scheme (“TSR”) was 209.6% - outperforming all but one company in comparator group and over 95% of the comparator group on a weighted basis
○	TSR ranks WPP in the top 5% of the FTSE 100, increasing to top 1.5% on a weighted basis
○	£1,000 invested in WPP on 1 Jan 2012 was worth £3,096 in TSR terms at the end of 2016 compared with £1,515 if invested in FTSE 100 – a 4.1 times greater increase
○	Maximum five times share match achieved through strong outperformance of comparator group

Introduction

WPP’s Leadership Equity Acquisition Plan III (“LEAP”) was approved by share owners in June 2009 and today’s announcement is the last outcome under LEAP. It has been superseded by the Executive Performance Share Plan (“EPSP”) with a reduced opportunity approved by share owners in June 2013. The arithmetic application of the LEAP metrics has resulted in a maximum share match of 4,844,483 shares for the 19 participants who all had to commit shares in order to qualify for participation. Following WPP’s strong outperformance against the comparator companies included in the scheme, having achieved TSR of 209.6% over the five year performance period 1 January 2012 until 31 December 2016, the scheme participants have earned a share match of five times the number of shares they pledged in 2012. No new awards have been made under LEAP since 2012 with today’s announcement being the final match.

The maximum performance outcome results in the vesting of 2,406,380 shares for Sir Martin Sorrell, CEO, which would have been worth £20.69m at the grant price in 2012 of £8.5975 per share and which have more than doubled in value to £41.56m at the vesting price of £17.271 per share on 7 March 2017. This covers a five year investment and performance period in which the FTSE 100 rose 28.2% while WPP’s shares rose 168.8%. £1,000 invested in WPP at the start of the period increased to £2,688 by the end of 2016 compared with £1,282 if invested in the FTSE 100, representing a six times greater increase. WPP’s market capitalisation increased by £14.71 billion ($15.44 billion) or 172.0% from £8.55 billion ($13.27 billion) to £23.26 billion ($28.71 billion). With a TSR of 209.6% over the same period, WPP outperformed the TSR of 98.5% of the FTSE 100 market capitalisation. £1,000 invested in WPP at the start of 2012 would have been worth £3,096 in TSR terms at the end of 2016 compared with £1,515 if invested in the FTSE 100, representing a 4.1 times greater return. The LEAP award to the 19 participants is equivalent to 0.57% of the increase in the Company’s market capitalisation during the period. Included in the award to the 19 participants is the award to the CEO which represents 0.28% of the increase in the market capitalisation.

Directors’ Interests

On 7 March 2017 Sir Martin Sorrell exercised his option to receive 2,406,380 shares which vested pursuant to his award granted under LEAP in 2012. On 7 March 2017 Sir Martin Sorrell sold 1,157,179 of these shares to raise £19.99m to discharge the consequential tax liabilities representing 48% of the total gain on the shares.

At today’s date Sir Martin Sorrell and his family interests are interested in or have rights in 22,333,153 shares (inclusive of the shares he is entitled to receive pursuant to the awards granted under Renewed LEAP in 2004, 2005, the UK part of the 2006 award and the 2007 award, and the UK part of his 2009 LEAP award, receipt of which have been deferred). Sir Martin Sorrell’s family interests and rights represent 1.744% of the issued share capital of WPP. Additionally The JMCMRJ Sorrell Foundation holds 3,525,936 WPP shares, representing 0.275% of WPP’s issued share capital.

On 7 March 2017 Mr Paul Richardson, CFO, exercised his option to receive the shares which vested pursuant to the award granted under LEAP in 2012 in relation to 433,450 shares. On 7 March 2017 Mr Paul Richardson sold 389,620 of these shares in order to fund taxes, transaction costs and other financial commitments.

At today’s date Mr Paul Richardson’s beneficial holding is the equivalent of 1,068,240 shares (all being in WPP ADRs), representing 0.083% of WPP’s issued share capital.

For further information please contact:
Richard Oldworth, Buchanan	+44 (0)207 466 5000 or +44 (0)7710 130 634

Notes to Editors

•	The 19 participants include the two Executive Directors as disclosed in this announcement and many of the senior executives responsible for some of the Group’s largest operating companies. All participants had to commit shares in 2012 in order to qualify for participation.
•	Over the performance period 2012-2016 share owner value has been created by:
Market capitalisation increasing by £14.71bn ($15.44bn)
Dividends of £2.327bn ($3.535bn) – representing 18.1% CAGR in dividend per share from 24.6p to 56.6p
Share buy-backs of £1.858bn ($2.840bn).

Key Financials 2012-16

	2011	2016	Increase (%)	CAGR (%)
Revenue (£’m)	10,022	14,389	43.6	7.5
Net Sales (£’m)	9,238	12,398	34.2	6.1
P.B.I.T (£’m)	1,429	2,160	51.2	8.6
Headline Diluted EPS (p)	67.7	113.2	67.2	10.8
Dividend (p)	24.6	56.6	130.0	18.1
Share Price (p)	675.5	1,816	168.8	21.9
Market Capitalisation (£’bn)	8.55	23.26	172.0	22.2

WPP v. FTSE 100 Index 2012-16
	WPP	FTSE100	WPP return as multiple of FTSE 100 return
Value at 31.12.16 of £1,000 invested 1.1.12	2,688	1,282	-
Increase in value at 31.12.16 of £1,000 invested 1.1.12	1,688	282	5.98 X
TSR at 31.12.16 of £1,000 invested 1.1.12	3,096	1,515	4.07 X
Note: TSR for WPP and the FTSE 100 over the five year period are both stated as defined and approved in the LEAP scheme